Exhibit 99.2

NEXGEN ENERGY LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the Three and Six Months Ended June 30, 2020

Dated August 11, 2020

NEXGEN ENERGY LTD. For the three and six months ended June 30, 2020

GENERAL

This management’s discussion and analysis (“MD&A”) is management’s interpretation of the results and financial condition of NexGen Energy Ltd. (“NexGen” or the “Company”) for the three and six months ended June 30, 2020 and includes events up to the date of this MD&A. This discussion should be read in conjunction with the unaudited condensed consolidated interim financial statements as at and for the three and six months ended June 30, 2020 and notes thereto (together, the “Interim Financial Statements”) and other corporate filings including NexGen’s annual information form for the year ended December 31, 2019 (the “AIF”) dated March 11, 2020, all of which is available under the Company’s profile on SEDAR at www.sedar.com. All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified. This MD&A contains forward-looking information. Please see the section, “Note Regarding Forward-Looking Information” for a discussion of the risks, uncertainties and assumptions used to develop the Company’s forward-looking information.

It is important to note that in accordance with International Financial Reporting Standards (“IFRS”), IsoEnergy Ltd.’s (“IsoEnergy”) financial results are consolidated with those of NexGen, including in this MD&A. However, IsoEnergy is a listed entity with its own management, directors, internal control processes and financial budgets and finances its own operations.

Financial Statements

Management is responsible for the Interim Financial Statements referred to in this MD&A. The Audit Committee of the Company’s Board of Directors (the “Board”) has been delegated the responsibility of reviewing and approving the Interim Financial Statements and MD&A.

The Interim Financial Statements have been prepared in accordance with IAS 34, Interim Financial Reporting, and should be read in conjunction with NexGen’s audited financial statements for the year ended December 31, 2019 (the “Annual Financial Statements”), which have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”). Based on the nature of the Company’s activities, both presentation and functional currency is Canadian dollars.

The Company’s Interim Financial Statements have been prepared using IFRS applicable to a going concern, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The ability of the Company to continue as a going concern is dependent on its ability to obtain financing and achieve future profitable operations.

Technical Disclosure

All scientific and technical information in this MD&A has been reviewed and approved by Mr. Troy Boisjoli, Geoscience Licensee, Vice President – Operations & Project Development for NexGen. Mr. Boisjoli is a qualified person for the purposes of National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”), and has verified the sampling, analytical, and test data underlying the information or opinions contained herein by reviewing original data certificates and monitoring all of the data collection protocols.

For details of the Rook I Project including the key assumptions, parameters and methods used to estimate the updated mineral resource and Pre-Feasibility Study (“PFS”) set forth below, please refer to the technical report entitled “Technical Report on the Pre-Feasibility Study of the Arrow Deposit, Rook I Property, Province of Saskatchewan, Canada” ( the “Rook I PFS Technical Report”). The Rook I PFS Technical Report is filed under the Company’s profile on SEDAR (www.sedar.com) and EDGAR (www.sec.gov/edgar.shtml). The Rook I PFS Technical Report has been reviewed and approved by Paul O’Hara, P.Eng. of Wood PLC (“Wood”), David Robson, P.Eng.and Jason Cox, P.Eng. of Roscoe Postle Associates Inc. (“RPA”), each of whom is a “qualified person” under NI 43-101.

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NEXGEN ENERGY LTD. For the three and six months ended June 30, 2020

The Mineral Resource Estimate was completed by Mr. Mark Mathisen, C.P.G., Senior Geologist at RPA and Mr. David Ross, P.Geo., Director of Resource Estimation and Principal Geologist at RPA.  Both are independent Qualified Persons in accordance with the requirements of National Instrument (NI) 43-101 and they have approved the disclosure herein. All other technical information in this news release has been approved by Mr. Troy Boisjoli, Geoscientist Licensee, Vice President – Operations & Project Development for NexGen. Mr. Boisjoli is a qualified person for the purposes of NI 43-101 and has verified the sampling, analytical, and test data underlying the information or opinions contained herein by reviewing original data certificates and monitoring all of the data collection protocols.

Natural gamma radiation in drill core reported in this MD&A was measured in counts per second (cps) using a Radiation Solutions Inc. RS-120 gamma-ray scintillometer. The reader is cautioned that total count gamma readings may not be directly or uniformly related to uranium grades of the rock sample measured; they should be used only as a preliminary indication of the presence of radioactive minerals.

BACKGROUND

NexGen was incorporated pursuant to the Business Corporations Act (British Columbia) on March 8, 2011 as "Clermont Capital Inc.", a capital pool company within the meaning of Policy 2.4 – Capital Pool Companies of the TSX Venture Exchange. On April 19, 2013, the Company completed its "qualifying transaction" and in connection therewith consolidated its common shares on a 2.35:1 basis and changed its name to "NexGen Energy Ltd.".

NexGen is a Canadian based uranium exploration and development company engaged in the exploration and development of its portfolio of uranium properties located in the Province of Saskatchewan, Canada. NexGen's principal asset is its 100% interest in the Rook I project, a project in the Athabasca Basin, Saskatchewan (the "Rook I Project").

The Rook I Project is located in the southwest Athabasca Basin and is the location of the Company’s Arrow discovery in February 2014, the Bow discovery in March 2015, the Harpoon discovery in August 2016 and the South Arrow discovery in July 2017. The Rook I Project consists of thirty-two (32) contiguous mineral claims totaling 35,065 hectares.

The Company is listed on the Toronto Stock Exchange (the “TSX”) and NYSE American, LLC (“NYSE American”) under the symbol “NXE” and is a reporting issuer in each of the provinces of Canada other than Québec.

The Company has three wholly owned subsidiaries: NXE Energy Royalty Ltd., NXE Energy SW1 Ltd. and NXE Energy SW3 Ltd. (collectively, the “Subsidiaries”). The Company also holds 52.00% of the outstanding common shares of IsoEnergy, as of the date hereof.

In the year ended December 31, 2017, the Company completed a financing raising aggregate gross proceeds of US$110 million (the “Financing”) consisting of a private placement of: (a) 24,146,424 common shares at a price of US$2.0707 per share, for gross proceeds of US$50 million (the “Placement Shares”); and (b) US$60 million in aggregate principal amount of 7.5% unsecured convertible debentures (the “2017 Debentures”) with affiliates of CEF Holdings Limited and/or its shareholders (collectively, the “Investors”) and in connection therewith (i) extended the maturity date of the existing 7.5% unsecured convertible debentures (the “2016 Debentures” and together with the 2017 Debentures, the “2016 and 2017 Convertible Debentures”) from June 11, 2021 to July 22, 2022 to match the maturity date of the 2017 Debentures; and (ii) revised and consolidated certain other non-financial provisions of the 2016 Debentures, including the strategic alignment provisions, into an investor rights agreement, described in detail below under “Discussion of Operations”.

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NEXGEN ENERGY LTD. For the three and six months ended June 30, 2020

OVERALL PERFORMANCE

Corporate

On May 27, 2020, the Company completed a private placement (the “2020 Financing”) of: (a) 11,611,667 common shares at a price of CAD$1.80 per share, for gross proceeds of US$15 million (the “2020 Placement Shares”); and (b) US$15 million in aggregate principal amount of 7.5% unsecured convertible debentures (the “2020 Debentures”) with Queen’s Road Capital Investments Ltd. (“QRC”). For reference throughout the MD&A the “2016 Debentures” and “2017 Debentures” together with the 2020 Debentures, will be reference to collectively as the “Convertible Debentures”.

An establishment fee consisting of 348,350 common shares, calculated as 3% of the aggregate principal amount of the 2020 Debentures at a deemed price of CAD$1.80 per share, was paid to QRC in connection with the 2020 Financing.

A consent fee consisting of 180,270 common shares at a deemed price of CAD$1.97 per share was paid to the Investors of the 2016 and 2017 Convertible Debentures in connection with 2020 Debenture financing.

The 2020 Debentures have a term of five years, maturing on May 27, 2025 (the “2020 Debentures Maturity Date”) and bear interest at a rate of 7.5% per annum, payable semi-annually in arrears, with 5.0% of such interest payable in cash and the remaining 2.5% payable in common shares of the Company, issuable at a price equal to the volume-weighted average trading price of the common shares calculated in US dollars on the exchange or market which as the greatest trading volume in the Company’s common shares for the 20 consecutive trading days (“20-day WVAP”) ending three trading days preceding the date such interest payment is due.

The 2020 Debentures are convertible at the holders’ option, in whole or in part, into common shares at a conversion price (the “2020 Conversion Price”) of CAD$2.34 per share, subject to adjustment. The Company may redeem the 2020 Debentures, in whole or in part, from May 27, 2023 and prior to the 2020 Debentures Maturity Date at a price equal to the outstanding principal amount plus accrued and unpaid interest up to the redemption date, provided the 20-day VWAP of the common shares for the period ending three trading days preceding the date immediately prior to the date the redemption notice is given exceeds 130% of the 2020 Conversion Price.

Upon completion of a change of control (which includes in the case of QRC’s right to require the Company to redeem the 2020 Debentures, a change in the Chief Executive Officer of the Company), QRC may require the Company to redeem, or the Company has the right to redeem, any outstanding 2020 Debentures in cash at: (i) on or prior to May 27, 2023 for the 2020 Debentures, 130% of the principal amount; and (ii) at any time thereafter, 115% of the principal amount, in each case plus accrued but unpaid interest, if any. In addition, upon the public announcement of a change of control that is supported by the Board, the Company may require QRC to convert the 2020 Debentures into common shares of the Company at the 2020 Conversion Price, provided the consideration payable upon the change of control exceeds the 2020 Conversion Price, and is either payable in cash or is payable in property or securities which QRC, in its sole discretion, wish to receive.

A “change of control” of the Company is defined as: (i) the acquisition by any transaction, directly or indirectly, by a person or group of persons acting jointly or in concert of voting control or direction over 50% or more of the Company’s outstanding common shares; (ii) the amalgamation, consolidation or merger of the Company with or into another entity as a result of which the holders of the common shares immediately prior to such transaction, directly or indirectly, hold less than 50% of voting control or direction over the entity carrying on the business of the Company following such transaction; (iii) the sale, assignment, transfer or other disposition of all or substantially all of the property or assets of the Company to another entity in which the holders of the common shares immediately prior to such transaction, directly or indirectly, hold less than 50% of voting control or direction following such transaction; or (iv) the removal by resolution of the shareholders of the Company, of more than 51% of the then incumbent directors of the Company which removal has not been recommended in the Company’s management information circular, or the failure to elect to the Board a majority of the directors proposed for election by management in the Company’s management information circular.

4

NEXGEN ENERGY LTD. For the three and six months ended June 30, 2020

In consideration for the investment in the Company pursuant to the 2020 Financing, the Company and QRC entered into an investor rights agreement (the “Investor Rights Agreement”) dated May 27, 2020. The Investor Rights Agreement provides that:

(a)           for so long as QRC’s percentage is equal to or greater than 5% of the common shares (on a partially diluted basis), QRC agreed: (i) not to convert the 2020 Debentures in the circumstance of an unsolicited (hostile) take-over bid being made that constitutes a change of control, and will not tender or agree to tender the 2020 Debentures to such a bid, unless and until the Board shall subsequently recommend that shareholders of the Company accept such bid or the bidder takes-up and pays for sufficient common shares that is, and persons acting jointly or in concert with it, hold more than 66 2/3% of the outstanding common shares on a full-diluted basis;

(b)	QRC will not tender or agree to tender any common shares it holds, including as a result of the conversion of the 2020 Debentures or otherwise acquired by it by any means, to an unsolicited (hostile) take-over bid being made that constitutes a change of control, unless and until the Board shall subsequently recommend that shareholders of the Company accept such bid or the bidder takes-up and pays for sufficient common shares that it, and persons acting jointly or in concert with it, hold more than 66 2/3% of the outstanding common shares on a fully-diluted basis; and

(c)	QRC will (A) exercise the votes attached to any and all common shares it holds as a result of the conversion of the 2020 Debentures and otherwise acquired by or issued to it and, to the extent it is afforded a voting right, the 2020 Debentures, in the manner recommended by the Board to the shareholders of the Company in respect of any change of control transaction (with the exception of (iv) of the definition of change of control above), and deposit or tender such common shares to the change of control transaction in the manner recommended by the Board, and (B) abstain from voting or withhold such votes if any person is proposing to elect one or more individuals to the Board who are not nominees proposed by the Company’s management or QRC’s Nominee.

Each of the foregoing covenants shall terminate upon a completion of a Fundamental Change. A Fundamental Change means the occurrence of any of the transactions involved or items (i), (ii) or (iii) of the definition of change of control set out above and a change in the Company’s Chief Executive Officer.

General

In the six months ended June 30, 2020 the Company continued the Feasibility Study (“FS”) and Environmental Assessment (“EA”) process until March 25, 2020, when the Company postponed “yet to commence” work programs while continuing the “in progress” work programs associated with the FS and EA (including environmental monitoring and community programs).

On May 12, 2020, the Company announced the appointment of Tony George to the position of Chief Project Officer. Mr. George commenced the position in mid-June and is responsible for the execution of the Company’s 100% wholly owned Rook I Project through to production.

As an exploration and development stage company, NexGen does not have revenues and historically has recurring operating losses. As at June 30, 2020, the Company had cash and cash equivalents of $75,801,658 (December 31, 2019: $52,117,581; June 30, 2019: $84,323,653), an accumulated deficit of $131,592,949 (December 31, 2019: $103,400,960; June 30, 2019: $90,220,533) and working capital of $73,181,984 (December 31, 2019: $48,677,217; June 30, 2019: $79,690,074).

The Interim Financial Statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

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NEXGEN ENERGY LTD. For the three and six months ended June 30, 2020

Industry and Economic Factors that May Affect the Business

The business of mining for minerals involves a high degree of risk. NexGen is an exploration and development company and is subject to risks and challenges similar to companies in a comparable stage and industry. These risks include, but are not limited to, the challenges of securing adequate capital, exploration, development and operational risks inherent in the mining industry; changes in government policies and regulations; the ability to obtain the necessary permitting; as well as global economic and uranium price volatility; all of which are uncertain.

The underlying value of the Company’s exploration and evaluation assets is dependent upon the existence and economic recovery of mineral reserves and is subject to, but not limited to, the risks and challenges identified above. Changes in future conditions could require material write-downs of the carrying value of the Company’s exploration and evaluation assets.

In particular, the Company does not generate revenue. As a result, the Company continues to be dependent on third party financing to continue exploration and development activities on the Company’s properties, maintain capacity and satisfy contractual obligations including servicing the interest payments due on the Convertible Debentures and repaying the principal amount thereof at maturity (or sooner in the event of redemption in accordance with the terms of the Convertible Debentures. Accordingly, the Company’s future performance will be most affected by its access to financing, whether debt, equity or other means.

Access to such financing, in turn, is affected by general economic conditions, the price of uranium, exploration risks and the other factors described in the section entitled "Risk Factors" in the Company’s most recent AIF.

At maturity of the Convertible Debentures, the US$135 million principal amount is due in full, and prior to then at a premium upon the occurrence of certain events, including a change of control. The Company holds sufficient US dollars to make all interest payments due under the Convertible Debentures until maturity but not to pay the entire principal amount. Accordingly, the Company is subject to risks associated with fluctuations in the Canadian/US dollar exchange rate that may make the Convertible Debentures more costly to repay. In addition, unless the Company commences generating revenue prior to the maturity date of the Convertible Debentures (or sooner in the event of redemption in accordance with the terms of the Convertible Debentures), the Company will have to raise funds to repay the principal amount of the Convertible Debentures and there can be no assurance that the Company will be able to raise sufficient funds when required, at all, or on reasonable terms.

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NEXGEN ENERGY LTD. For the three and six months ended June 30, 2020

SELECTED FINANCIAL INFORMATION

The following financial data is derived from the Interim Financial Statements and should be read in conjunction with NexGen’s audited Annual Financial Statements and unaudited condensed consolidated interim financial statements for the three and six months ended June 30, 2020 and June 30, 2019:

	For the three months ended		For the six months ended

	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2019

Operating expenses
Salaries, benefits and directors’ fees	$958,467	$1,109,343	$1,969,764	$2,016,052
Office and administrative	354,450	635,631	949,559	1,197,139
Professional fees	1,804,344	1,061,373	2,421,867	1,795,876
Travel	(19,317)	241,560	149,682	514,750
Depreciation	552,180	598,995	1,087,881	1,187,657
Share-based payments	2,701,467	3,522,771	4,379,165	5,965,144
Finance income	(54,723)	(511,300)	(239,647)	(1,117,507)
Rental income	(9,087)	(7,577)	(16,663)	(15,153)
Mark to market loss (gain) on convertible debentures	4,240,251	2,218,823	11,328,996	(13,738,616)
Interest expense	3,145,749	3,006,431	6,171,775	5,997,807
Interest on lease liabilities	55,682	53,280	100,708	108,781
Foreign exchange loss (gain)	947,934	579,785	(793,069)	1,544,171
Gain on disposal of equipment	(4,000)	-	(4,000)	-

Loss from operations	$14,673,397	$12,509,115	$27,506,018	$5,456,101

Deferred income tax expense	3,798,952	12,134	1,352,237	89,415
		-		-
Loss for the period	$18,472,349	$12,521,249	$28,858,255	$5, 545,516

Other Comprehensive Income

Change in fair value of convertible debentures attributable to the change in credit risk	$14,402,258	$813,879	$4,232,131	$813,879
Deferred income tax recovery	(3,888,609)	-	(1,142,675)	-

Total comprehensive loss for the year	$28,985,998	$13,335,128	$31,947,711	$6,359,395

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NEXGEN ENERGY LTD. For the three and six months ended June 30, 2020

SELECTED FINANCIAL INFORMATION (continued)

	For the three months ended		For the six months ended
	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2019

Loss attributable to:
Shareholders of NexGen Energy Ltd.	$18,245,709	$12,331,087	$28,183,174	$5,077,444
Non-controlling interests in IsoEnergy Ltd.	226,640	210,162	675,081	468,072

Loss for the period	$18,472,349	$12,521,249	$28,858,255	$5,545,516
Total comprehensive loss attributable to:
Shareholders of NexGen Energy Ltd.	$28,759,358	$13,124,966	$31,272,630	$5,891,323
Non-controlling interests in IsoEnergy Ltd.	226,640	210,162	675,081	468,072

Total comprehensive loss for the period	$28,985,998	$13,335,128	$31,947,711	$6,359,395

Loss per common share attributable to the Company’s common shareholders – Basic loss per common share	$0.05	$0.04	$0.08	$0.01
Diluted loss per common share	$0.05	$0.04	$0.08	$0.03

Weighted average number of common shares outstanding –
Basic	366,251,490	353,802,907	363,251,031	352,741,003
Diluted	366,251,490	353,802,907	363,251,031	400,824,340

Three months ended June 30, 2020 vs three months ended June 30, 2019

In the three months ended June 30, 2020, NexGen incurred a net loss of $18,472,349 or $0.05 per common share, compared to a net loss of $12,521,249 or $0.04 per common share for the three months ended June 30, 2019.

The Company recognized a mark to market loss on Convertible Debentures of $4,240,251 during the three months ended June 30, 2020 as compared to a mark to market loss of $2,218,823 in the three months ended June 30, 2019. This mark to market loss results from the fair value re-measurement of the Convertible Debentures at each reporting date, with any changes in the fair value being recognized in the loss (profit) and comprehensive loss (profit) for the period. The mark to market loss for the three months ended June 30, 2020 is mainly due to the debt accretion and the increase in the Company’s share price from $1.08 at March 31, 2020 to $1.77 at June 30, 2020; partially offset by the strengthening in the Canadian dollar compared the US dollar.

The Company recognized a foreign exchange loss of $947,934 in the three months ended June 30, 2020 compared to a foreign exchange loss of $579,785 in the three months ended June 30, 2019. These amounts are derived from foreign exchange rate fluctuations realized on US dollar denominated transactions and payments translated into Canadian dollars as well as unrealized foreign exchange rate fluctuations on US dollar cash and accounts payable balances held on June 30, 2020.

Salaries, benefits and directors’ fees decreased to $958,467 in the three months ended June 30, 2020 from $1,109,343 in the three months ended June 30, 2019 due to departures of senior management.

Office and administrative costs of $354,450 in the three months ended June 30, 2020 were lower than costs of $635,631 in the three months ended June 30, 2019 due to lower listing fees and general expenses.

Professional fees increased to $1,804,344 in the three months ended June 30, 2020 from $1,061,373 in the three months ended June 30, 2019 due to legal fees pertaining to the 2020 Financing.

8

NEXGEN ENERGY LTD. For the three and six months ended June 30, 2020

Travel expenses were decreased to a recovery of $19,317 in the three months ended June 30, 2020 from an expense of $241,560 in the three months ended June 30, 2019, due to refunds received on travel not used due to COVID-19 restrictions.

Depreciation expense of $552,180 in the three months ended June 30, 2020 was consistent with depreciation expense of $598,995 in the three months ended June 30, 2019.

Share-based payments charged to the statement of loss and comprehensive loss decreased to $2,701,467 in the three months ended June 30, 2020 from $3,522,771 in the three months ended June 30, 2019. These are non-cash charges derived by the graded vesting method of the Black-Scholes values. Stock options granted to directors and employees vest over two years with the corresponding share-based compensation expense being recognized over this period. Variances in share-based compensation expense are expected from period to period depending on many factors, including whether options are granted in a period and whether options have fully vested or have been cancelled in a period. During the three months ended June 30, 2020, the Company granted 4,625,000 stock options with a weighted average fair value per option of $0.89 compared to the three months ended June 30, 2019 where the Company granted 4,200,000 stock options with a weighted average fair value per option of $1.26.

Finance income decreased to $54,723 in the three months ended June 30, 2020 from $511,300 in the three months ended June 30, 2019 mainly due to interest earned on decreased cash and cash equivalent balances, prior to the 2020 Financing, and lower interest rates during the current year.

Interest expense increased to $3,145,749 in the three months ended June 30, 2020 from $3,006,431 in the three months ended June 30, 2019 due to interest paid on the new issuance of the 2020 Debentures, and the strengthening US$ foreign exchange rate on the interest related to the Convertible Debentures, with the Convertible Debentures bearing interest at a rate of 7.5% per annum, payable semi-annually.

Interest on lease liabilities increased to $55,682 in the three months ended June 30, 2020 from $53,280 in the three months ended June 30, 2019 due to an increase in the carrying value of the office leases from additional leased office space.

A deferred income tax expense of $3,798,952 was recognized in the three months ended June 30, 2020 as compared to deferred income tax expense of $12,134 in the three months ended June 30, 2019. The deferred income tax expense of $3,798,952, is offset by a deferred income tax recovery of $3,888,609 recorded in other comprehensive income relating to the change in the fair value of the Convertible Debentures being bifurcated between the loss for period and other comprehensive income. The net $89,657 deferred income tax recovery relates to IsoEnergy’s losses recognized in the period, offset by the renunciation of flow-through shares and the income recognition on the flow-through share premium liability in the three months ended June 30, 2020.

Six months ended June 30, 2020 vs six months ended June 30, 2019

In the six months ended June 30, 2020, NexGen incurred a net loss of $28,858,255 or $0.08 per common share, compared to a net loss of $5,545,516 or $0.01 per common share for the six months ended June 30, 2019.

The Company recognized a mark to market loss on the Convertible Debentures of $11,328,996 during the six months ended June 30, 2020 as compared to a mark to market gain of $13,738,616 during the six months ended June 30, 2019. Mark to market gains and losses result from the fair value re-measurement of the Convertible Debentures at each report date, with any changes in the fair value being recognized in the loss (profit) and comprehensive loss (profit) for the period. The mark to market loss for the six months ended June 30, 2020 is due mainly to the debt accretion and an increase in the Company’s share price from $1.67 at December 31, 2019 to $1.77 at June 30, 2020 and the fluctuation in foreign exchange rates.

9

NEXGEN ENERGY LTD. For the three and six months ended June 30, 2020

Salaries, benefits and directors’ fees decreased to $1,969,764 in the six months ended June 30, 2020 from $2,016,052 in the six months ended June 30, 2019.

Office and administrative costs decreased to $949,559 in the six months ended June 30, 2020 from $1,197,139 in the six months ended June 30, 2019 due to reduced corporate expenditures.

Professional fees increased to $2,421,867 in the six months ended June 30, 2020 from $1,795,876 in the six months ended June 30, 2019 due to legal and professional fees related to the 2020 Financing.

Travel expenses decreased to $149,682 in the six months ended June 30, 2020 from $514,750 in the six months ended June 30, 2019 mainly due to a decrease in travel related to COVID-19 restrictions.

Depreciation decreased to $1,087,881 in the six months ended June 30, 2020 from $1,187,657 in the six months ended June 30, 2019 due to a decrease in amortization of equipment.

Share-based payments charged to the statement of loss and comprehensive loss decreased to $4,379,165 in the six months ended June 30, 2020 from $5,965,144 in the six months ended June 30, 2019. These are non-cash charges derived by the graded vesting method of the Black-Scholes values. Stock options granted to directors and employees vest over two years with the corresponding share-based compensation expense being recognized over this period. Variances in share-based compensation expense are expected from period to period depending on many factors, including whether options are granted in a period and whether options have fully vested or have been cancelled in a period. During the six months ended June 30, 2020 the company issued 4,625,000 stock options with a weighted average fair value per option of $0.89 compared to the six months ended June 30, 2019, the Company granted 4,950,000 stock options with a weighted average fair value per option of $1.07.

Finance income decreased to $239,647 in the six months ended June 30, 2020 from $1,117,507 in the six months ended June 30, 2019 due to lower in interest rates and cash on hand.

Rental income of $16,663 in the six months ended June 30, 2020 was consistent with $15,153 in the six months ended June 30, 2019, being amounts received by IsoEnergy for an office sublease.

Interest expense increased to $6,171,775 in the six months ended June 30, 2020 from $5,997,807 in the six months ended June 30, 2019. This difference in interest expense between periods is due to the fluctuation in foreign exchange rates and interest paid on the new issuance of the 2020 Debentures.

Interest expense on lease liabilities decreased to $100,708 in the six months ended June 30, 2020 from $108,781 in the six months ended June 30, 2019 due to a decrease in the carrying value of the leases; partially offset with the additional office space leased starting in June 2020.

The Company recognized a foreign exchange gain of $793,069 in the six months ended June 30, 2020 as compared to a foreign exchange loss of $1,544,171 in the six months ended June 30, 2019. The difference relates to foreign exchange rate fluctuations realized on US dollar denominated transactions and payments translated into Canadian dollars as well as unrealized foreign exchange rate fluctuations on US dollar cash and accounts payable balances held on June 30, 2020.

A deferred income tax expense of $1,352,237 was incurred in the six months ended June 30, 2020 as compared to a deferred income tax expense of $89,415 in the six months ended June 30, 2019. The deferred income tax expense of $1,352,237, is partially offset by a deferred income tax recovery of $1,142,675 recorded in other comprehensive income relating to the change in the fair value of the Convertible Debentures being bifurcated between the loss for period and other comprehensive income. The net $209,562 deferred income tax expense related to the renunciation of the tax attributes to investors in IsoEnergy’s flow-through shares partially offset by the deferred income tax recovery on losses recognized in the period and income recognition of the flow-through share premium liability as a result of qualifying expenditures in the six months ended June 30, 2020.

10

NEXGEN ENERGY LTD. For the three and six months ended June 30, 2020

Financial Position

The following financial data is derived from the Interim Financial Statements and should be read in conjunction with NexGen’s audited Annual Financial Statements and unaudited interim financial statements for the three and six months ended June 30, 2020:

	June 20, 2020	December 31, 2019	June 30, 2019

Exploration and evaluation assets	$262,403,166	$252,380,408	$226,399,040
Total assets	$348,010,080	$313,525,914	$321,328,785
Total current liabilities	$3,597,567	$4,784,795	$6,357,191
Total non-current liabilities	$160,144,891	$122,392,265	$128,183,466
Distributions or cash dividends declared per share	$-	$-	$-

Financial Position as at June 30, 2020 vs December 31, 2019

NexGen had cash and cash equivalents totaling $75,801,658 as at June 30, 2020 compared to $52,117,581 as at December 31, 2019. This increase in cash and cash equivalents was due to $21,058,875 of cash received from the issuance of the 2020 Debentures, $20,263,500 of cash received from the 2020 Placement Shares, and $1,562,863 of cash received from stock option and warrant exercises; offset by exploration and evaluation asset and equipment expenditures of $10,883,884 and $116,784, respectively, $425,756 of cash used to pay lease liabilities, $4,066,052 of cash interest paid on convertible debentures, and $4,537,744 of cash used in operating activities.

Exploration and evaluation assets increased to $262,403,166 as at June 30, 2020 from $252,380,408 as at December 31, 2019 due to expenditures associated with the FS and EA.

Current liabilities decreased to $3,597,567 as at June 30, 2020 from $4,784,795 as at December 31, 2019. The majority of this decrease is related to a pause in work for three months ended June 30, 2020 due to COVID-19 restrictions combined with the timing of payments for exploration and evaluation expenditures, the current portion of lease liabilities and the interest expense related to the Convertible Debenture interest payments.

Non-current liabilities increased to $160,144,891 as at June 30, 2020 from $122,392,265 as at December 31, 2019 due to the issuance of the 2020 Debentures and the net increase in fair value of the 2016 and 2017 Convertible Debentures resulting primarily from the change in the Company’s credit risk, share price and foreign exchange rates since December 31, 2019.

11

NEXGEN ENERGY LTD. For the three and six months ended June 30, 2020

DISCUSSION OF OPERATIONS

Project Development

Overall Project Development

With the current and forecasted impacts due to COVID-19, as of March 25, 2020, NexGen conducted a detailed review of all corporate, operational and community aspects including the planned work programs on the FS and EA. The working environments and practices of the Company and its key consultants, for an indeterminate period of time, are impacted in terms of the ability, collectively, to safely complete certain work programs. As a consequence, the Company has postponed “yet to commence” work programs associated with both the FS and EA. Previously commenced “in progress” work programs (including environmental monitoring and community programs) are continuing where it has been assessed the function is not impacted by the current Health Authority guidelines. A rescheduled timeline for the FS and filing of the Environmental Impact Statement will be communicated once the Company and its consultants establish a return to normalized working conditions. In the interim all workflows will continue to be optimized in light of the current health and economic climate.

Feasibility Study, Permitting, Regulatory, and Engagement

In the six months ended June 30, 2020 the Company continued the FS and EA process until March 25, 2020, when the Company postponed “yet to commence” work programs while continuing the “in progress” work programs associated with the FS and EA (including environmental monitoring and community programs).

The Company is continuing the engagement process with the communities within the proximity to the Rook I Project, as per the Study Agreements entered in December 2019. The Study Agreements enable the Company to formally engage with the communities to identify potential impacts to Aboriginal and treaty rights and socio-economic interests and identify potential avoidance and accommodation measures in relation to the Rook I Project whilst acknowledging the duty to consult remains with the Crown.

The Company and the communities have committed to establish respective joint working groups to support the inclusion of each community’s traditional knowledge throughout the EA process and incorporating the Traditional Land Use and Dietary studies that are designed, scoped and completed by each of the respective communities. The Company will provide funding for all aspects of the above including the joint working groups to lead, review and independently confirm all studies for inclusion into the EA.

Further, the Study Agreements commit the parties to negotiate Impact Benefit Agreements in good faith and as early in the regulatory process as possible to allow the parties greater certainty, including certainty that current and future potential concerns between the parties can be addressed through the processes set out in the Impact Benefit Agreement.

12

NEXGEN ENERGY LTD. For the three and six months ended June 30, 2020

Mineral Resource Update

On November 5, 2018, the Company announced the following updated mineral resource estimate on the Rook I Project having an effective date of May 25, 2018:

Structure	Tonnage (Tonnes)	Grade (U3O8%)	Metal U3O8 (U3O8 lb)
Indicated Mineral Resource
A2 LG	1,240,000	0.79	21,700,000
A2 HG	460,000	17.85	181,000,000
A3 LG	1,010,000	0.70	15,500,000
A3 HG	180,000	9.68	38,400,000
Total	2,890,000	4.03	256,600,000
Inferred Mineral Resource
A1	1,510,000	0.72	23,900,000
A2 LG	1,290,000	0.70	19,900,000
A2 HG	5,000	12.70	1,400,000
A3 LG	1,230,000	1.11	30,000,000
A3 HG	1,000	9.07	200,000
A4	800,000	0.92	16,300,000
Total	4,480,000	0.86	91,700,000

Notes:

1.	CIM Definition Standards were followed for Mineral Resources, Mineral Resources are reported inclusive of Mineral Reserves. CIM defines Mineral Resource as a concentration or occurrence of a natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such a form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics, and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.
2.	Mineral Reserves include transverse and longitudinal stopes, ore development and incremental ore.
3.	Stopes and ore development were estimated at a cut-off grade of 0.25% U3O8.
4.	Incremental ore is material between 0.03% U3O8 and 0.25% U3O8 that must be extracted to access mining areas. 0.0% U3O8 is the limit for what is considered benign waste and material that be must be treated and stockpiled in an engineered facility.
5.	No by-product credits have been included in the Mineral Reserve statement.
6.	Mineral resources are estimated using a long-term metal price of US$45 per pound U3O8, and a 0.75 US$/C$ exchange rate (C$1.00 = US$0.75).
7.	A minimum mining width of 3.0 m was applied for all longhole stopes.
8.	The density varies according to the U3O8 grade in the block model. Waste density is 2.464 t/m3.
9.	Numbers may not add due to rounding.

13

NEXGEN ENERGY LTD. For the three and six months ended June 30, 2020

Probable Mineral Reserves

On November 5, 2018, the Company announced the following maiden Probable Mineral Reserves on the Rook I Project having an effective date of May 25, 2018. The Probable Mineral Reserves include diluting materials and allowances for losses which may occur when material is mined:

Probable Mineral Reserves
Structure	Tonnage (Tonnes)	Grade (U3O8%)	Metal U3O8 (U3O8 lb)
A2	2,057,600	4.13%	187,400,000
A3	1,375,500	1.54%	46,700,000
Total	3,433,100	3.09%	234,100,000

Pre-Feasibility Study

On November 5, 2018, the Company announced the results of the PFS in respect of the Arrow deposit which was based on the updated mineral resource estimate set forth above.

	PEA	PFS	Variance
After-Tax Net Present Value (8% discount)	CAD $3.49 Billion	CAD $3.7 Billion	+6%
After-Tax Internal Rate of Return (IRR)	56.7%	56.8%	0%
After-Tax Payback	1.1 Years	1.2 Years	+9%
Initial Capital Costs (CAPEX)	CAD $1.19 Billion	CAD $1.25 Billion	+5%
Average Annual Production (Life of Mine)	18.5 M lbs U3O8	25.4 M lbs U3O8	+37%
Average Annual Production (Years 1-5)	27.6 M lbs U3O8	29.0 M lbs U3O8	+5%
Average Annual Throughput	1,448 tonnes per day	1,039 tonnes per day	-28%
Average Annual Grade	1.73% U3O8	3.09% U3O8	+79%
Mine Life	15 Years	9 Years	-6 years
Average Annual After -Tax Net Cash Flow (Life of Mine)	CAD $553 Million	CAD $909 Million	+64%
Average Annual Operating Cost (Life of Mine)	CAD $8.37 (US $6.70)/lb U3O8	CAD $ 5.81 (US $4.36)/lb U3O8	-31%
Operating Margins (Life of Mine)	85.5%	90.6%	+6%

Note: PEA based on $1.00 = US $0.80, PFS based on $1.00 = US $0.75

The PFS resource only includes Indicated Mineral Resource as per CIM guidelines. Indicated Mineral Resources are that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters to support mine planning and evaluation of the economic viability of the deposit Inferred Mineral Resource. It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.

The PFS envisioned a standalone mine, mill and ancillary site infrastructure to support a nine-year mine life.

14

NEXGEN ENERGY LTD. For the three and six months ended June 30, 2020

Mine

A detailed mine plan based on conventional long-hole stope mining was engineered using Indicated Mineral Resources only. Geotechnical studies during Pre-Feasibility supported the conventional longhole stoping mining method including the use of longitudinal and transverse stopes, 30 metre level spacing, and the nominal stope strike length of 15 metres to 30 metres. This represents an excellent stope stability range for underground mining in highly competent conditions. The geometry of the Arrow deposit enables decoupled production areas in both the A2 and A3, enabling flexibility of mine sequencing.

Mill

The PFS confirmed processing and production of Yellowcake from the Arrow deposit with conventional processing technology. The main components of the processing plant are:

•	Grinding
•	Leaching
•	Liquid-Solid Separation via Counter Current Decantation
•	Solvent Extraction
•	Yellowcake Precipitation
•	Yellowcake Packaging
•	Paste Tailings Plant

Detailed metallurgical study resulted in process recovery increasing to 97.6% (versus 96% in the PEA). In addition, the ammonia strip process envisioned in the PEA was updated to an acid strip process in the PFS, resulting in the complete elimination of ammonia in the processing facility. Elimination of ammonia from the processing facility will ultimately lead to improved effluent discharge performance.

The PFS also confirmed that all processed waste streams can be stored in an Underground Tailings Management Facility (“UGTMF”). The PFS also confirmed the geotechnical design, size and sequencing of the UGTMF as it relates to the mine plan. The UGTMF will significantly reduce the surface footprint of the Rook I project and represents continued and ongoing reclamation during operations, allowing for industry leading environmental sensitivity.

Cost Estimate

A capital cost estimate (Class 4 - AACE International classification guidelines) was produced from the PFS. The pre-production capital costs (CAPEX) for the contemplated underground mine, process plant and supporting infrastructure at Arrow are estimated at $1.247 billion with sustaining capital costs of $262 million (included $0.48 million for decommissioning). Wood and RPA estimated the capital costs based on a three-dimensional civil model, a mechanical equipment list, material takeoffs, vendor budget quotations on major and secondary equipment, and inputs from leading expert service providers who have experience in construction projects and cost estimation both in the Athabasca Basin and globally. Pre-production construction is envisioned to be complete in three years, the construction phase will be supported by a labour force consisting of skilled labour, trades persons, professionals and administration.

Preliminary Economic Assessment

The Company’s PFS built upon the independent maiden Preliminary Economic Assessment (“PEA”), which the Company released on July 31, 2017 of the basement-hosted Arrow deposit and a standalone mine and mill at the Rook I Project. The maiden PEA was completed by RPA and is based on the mineral resource estimate announced by the Company in March 2017 (with an effective date of December 20, 2016). The PEA highlights include a 14.4-year mine life with an after-tax NPV of $3.49 Billion, 56.7% IRR, and a 1.1-year payback. Pre-production capital costs were estimated at $1.19 Billion and unit operation costs in years 1-5 were $5.53/lb U3O8 with a life of mine (LOM) operating cost of $8.37/lb U3O8. The PEA economics were supported by a robust production profile averaging 27.6M lb U3O8 in years 1-5 with an average LOM production rate of 18.5M lb U3O8. The March 2017 Mineral Resource Estimate formed the basis of the PEA which included Indicated Mineral Resources of 1.18Mt containing 179.5M lb U3O8 grading 6.88% U3O8 and Inferred Mineral Resources of 4.25Mt containing 122.1M lb U3O8 grading 1.3% U3O8.

15

NEXGEN ENERGY LTD. For the three and six months ended June 30, 2020

The PEA is preliminary in nature and includes inferred mineral resources that are too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Outlook

A rescheduled timeline for the FS and filing of the Environmental Impact Statement will be communicated once the Company and its consultants establish a return to normalized working conditions. In the interim, and as previously communicated, all workflows will continue to be optimized in light of the current health and economic climate.

As stated above, the Company does not generate revenue. As a result, NexGen continues to be dependent on third party financing to continue exploration and development activities on the Company’s properties, maintain capacity and satisfy contractual obligations (including servicing the interest payments due on the Convertible Debentures and repaying the principal amount thereof when due). Accordingly, the Company’s future performance and activities will be most affected by its access to financing, whether debt, equity or other means. Access to such financing, in turn, is affected by general economic conditions, the price of uranium, exploration results, and the other factors described below under “Risk Factors”.

Summary of Quarterly ResultS

The following financial information is derived from the Company’s financial statements, prepared in accordance with IFRS and presented in Canadian dollars. It should be read in conjunction with the Company’s unaudited condensed consolidated interim financial statements for each of the past eight quarters, as well as the Annual Financial Statements.

(Expressed in Canadian dollars)	2020	2020	2019	2019	2019	2019	2018	2018
	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30

Finance income	$54,723	$184,924	$291,266	$406,817	$511,300	$606,207	$660,899	$615,995

Loss (profit) for the period	$18,472,349	$10,385,906	$9,326,452	$808,850	$12,521,249	$(6,975,732)	$(15,089,688)	$19,215,320

Loss (profit) for the period attributable to common shareholders	$18,245,709	$9,937,465	$9,067,475	$519,754	$12,311,087	$(7,233,642)	$(15,334,672)	$19,002,306

Loss (profit) per common share attributable to common shareholders
- Basic	$0.05	$0.03	$0.03	$0.00	$0.04	$(0.02)	$(0.04)	$0.05
- Diluted	$0.05	$0.03	$0.03	$0.01	$0.04	$0.01	$0.08	$0.05

NexGen does not derive any revenue from its operations except for interest income from its cash and cash equivalent balances. Its primary focus is the acquisition, exploration, evaluation and development of resource properties.

The significant fluctuations in loss (profit) are mainly the result of mark to market gains or losses recognized on the fair value re-valuation of the Convertible Debentures at each quarter, with any changes in the fair value being recognized in the loss (profit) for the quarter.

Interest income recorded as finance income has fluctuated depending on cash and cash equivalent balances available to generate interest and the earned rate of interest.

The loss (profit) per period has fluctuated depending on the Company’s activity level and periodic variances in certain items. Quarterly periods are therefore not comparable due to the nature and timing of exploration and development activities.

16

NEXGEN ENERGY LTD. For the three and six months ended June 30, 2020

Liquidity AND CAPITAL RESOURCES

NexGen has no revenue-producing operations, earns only minimal interest income on cash and cash equivalents, and historically has recurring operating losses. As at June 30, 2020, the Company had an accumulated deficit of $131,592,949.

As at the date of this MD&A, the Company has approximately $74.5 million in cash and cash equivalents and approximately $2.2 million in current liabilities. The Company’s working capital balance as at the date of this MD&A is approximately $72.8 million.

On May 27, 2020, the Company completed the 2020 Financing raising total gross proceeds of US$30 million. The 2020 Financing positions the Company to continue its planned exploration and development activities at the Rook I Project and planned pre-development activities and assessments, while maintaining current corporate capacity (including servicing the interest payments on the Convertible Debentures), which includes wages, consulting fees, professional fees, costs associated with the Company’s office in Vancouver and Saskatoon and fees and expenditures required to maintain all of its tenements.

The Company does not have any commitments for capital expenditures. However, as of the date hereof, the Company has the following contractual obligations:

(Expressed in Canadian dollars)
Contracts and leases	Total	Less than 1 year	1-3 years		3-5 years		After 5 years
Convertible debentures(1)	$192,968,750	$8,775,000	$162,781,667	(3)	$21,412,083	(4)	$—
Vehicle Leases	$184,533	$138,050	$46,483		$—		$—
Office leases(2)	$7,479,693	$1,412,872	$2,820,182		$2,692,254		$554,385
Total contractual obligations	$200,632,976	$10,325,922	$165,648,332		$24,104,337		$554,385

Notes:

1.	Cash interest payments on the Convertible Debentures converted from $US into C$ at a rate of 1.30.
2.	Leases pertain to Vancouver corporate head office, Saskatoon offices and IsoEnergy’s corporate head office.
3.	This includes repayment of the US$120 million principal amount of 2016 and 2017 Debentures which, if not converted prior to maturity, will become due and payable (converted from US$ into C$ at a rate of 1.30).
4.	This includes repayment of the US$15 million principal amount of 2020 Debentures which, if not converted prior to maturity, will become due and payable (converted from US$ into C$ at a rate of 1.30).

On an ongoing basis, and particularly in light of current market conditions for mineral exploration, management evaluates and adjusts its planned level of activities, including planned, exploration and committed administrative costs, to maintain adequate levels of working capital.

As previously stated, the Company is dependent on external financing, including equity issuances and debt financing, to fund its activities. Even with the recent Financing, circumstances that could impair the Company’s ability to raise future additional funds include general economic conditions, the price of uranium and the other factors set forth below under “Risk Factors” in the Company’s current annual information form and above under “Industry and Economic Factors that May Affect the Business”.

The Company has not paid any dividends and management does not expect that this will change in the near future.

Working capital is held in cash and cash equivalents, significantly reducing any liquidity risk of financial instruments held by NexGen.

Off-Balance Sheet Arrangements

The Company had no off-balance sheet arrangements as at June 30, 2020 or as at the date hereof.

17

NEXGEN ENERGY LTD. For the three and six months ended June 30, 2020

Transactions With Related Parties

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consists of executive and non-executive members of the Company’s Board of Directors, corporate officers and related companies.

Remuneration attributed to key management personnel can be summarized as follows:

	For the three months ended		For the six months ended

	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2019
Short-term compensation(1)	$807,664	$877,991	$1,690,846	$1,656,798
Share-based payments (stock options)(2)	2,402,098	3,065,257	3,692,831	5,261,458
Consulting fees(3)	21,666	—	64,998	—
	$3,231,428	$3,943,248	$5,339,925	$6,918,256

Notes:

(1) Short-term compensation to key management personnel for the three and six-months ended June 30, 2020 amounted to $807,664 and $1,690,846 (2019 – $877,991 and $1,656,798) of which $681,638 and $1,276,218 (2019 - $693,186 and $1,286,788) was expensed and included in salaries, benefits and directors’ fees on the statement of loss and comprehensive loss. The remaining $126,026 and $414,628 (2019 - $370,010) was capitalized to exploration and evaluation assets.

(2) Share-based payments to key management personnel for the three and six-months ended June 30, 2020 amounted to $2,402,098 and $3,692,831 (2019 - $3,065,257 and $5,261,548) of which $2,348,933 and $3,568,234 (2019 - $5,156,392) was expensed and $53,165 and $124,598 (2019 - $71,122 and $105,066) was capitalized to exploration and evaluation assets.

(3) The Company used consulting services from a company associated with one of its directors in relation to advice on corporate matters for the three and six-months ended June 30, 2020 amounting to $21,666 and $64,998 (2019 - $nil for the three and six month periods).

As at June 30, 2020, there was $66,666 (December 31, 2019 - $99,999) included in accounts payable and accrued liabilities owing to its directors and officers for compensation and consulting fees.

18

NEXGEN ENERGY LTD. For the three and six months ended June 30, 2020

OUTSTANDING SHARE DATA

The authorized capital of NexGen consists of an unlimited number of common shares and an unlimited number of preferred shares. As at August 11, 2020, there were 376,765,666 common shares, 37,634,828 stock options and no preferred shares issued and outstanding.

Set forth below are details regarding the outstanding stock options.

	Number of Options	Number Exercisable	Exercise Price	Remaining Contractual Life (Years)	Expiry Date

	1,000,000	1,000,000	$ 2.930	0.42	November 29, 2020
	500,000	500,000	$ 2.850	0.42	November 29, 2020
	250,000	166,667	$ 2.410	0.42	November 29, 2020
	150,000	66,667	$ 1.920	0.42	November 29, 2020
	3,150,000	3,150,000	$ 0.640	0.46	December 16, 2020
	25,000	25,000	$ 3.390	0.76	April 2, 2021
	400,000	400,000	$ 2.390	0.76	April 2, 2021
	183,333	183,333	$ 1.920	0.76	April 2, 2021
	250,000	250,000	$ 2.690	0.94	June 8, 2021
	4,400,000	4,400,000	$ 2.650	0.98	June 23, 2021
	2,725,000	2,725,000	$ 2.240	1.46	December 15, 2021
	250,000	250,000	$ 3.110	1.81	April 22, 2022
	125,000	125,000	$ 2.930	2.37	November 13, 2022
	3,550,000	3,550,000	$ 3.390	2.46	December 14, 2022
	75,000	75,000	$ 2.390	2.79	April 13, 2023
	3,750,000	3,750,000	$ 2.850	2.94	June 8, 2023
	100,000	100,000	$ 2.660	2.97	June 20, 2023
	720,482	520,482	$ 2.490	3.14	August 21, 2023
	2,800,000	1,866,664	$ 2.410	3.50	December 31, 2023
	500,000	333,333	$ 2.270	3.73	March 21, 2024
	250,000	166,667	$ 2.220	3.74	March 27, 2024
	3,800,000	2,533,335	$ 1.920	3.95	June 12, 2024
	188,679	94,340	$ 1.590	4.13	August 16, 2024
	3,867,334	1,200,667	$ 1.590	4.49	December 24, 2024
	4,625,000	1,541,666	$ 1.800	4.95	June 12, 2025
Total	37,634,828	28,973,821

CRITICAL ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of the consolidated financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable in the circumstances. Uncertainty about these judgments, estimates and assumptions could result in a material adjustment to the carrying amount of the affected asset or liability in future periods.

19

NEXGEN ENERGY LTD. For the three and six months ended June 30, 2020

Information about significant areas of estimation uncertainty considered by management in preparing the Financial Statements is as follows:

(i) Impairment

At the end of each financial reporting period the carrying amounts of the Company’s non-financial assets are reviewed to determine whether there is any indication of an impairment loss or reversal of previous impairment. Where such an indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. With respect to exploration and evaluation assets, the Company is required to make estimates about future events and circumstances regarding whether the carrying amount of intangible exploration assets exceeds its recoverable amount. Recoverability is dependent on various factors, including the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete development and upon future profitable production or proceeds from the disposition of the exploration and evaluation assets themselves. Additionally, there are numerous geological, economic, environmental and regulatory factors and uncertainties that could impact management’s assessment as to the overall viability of its properties or the ability to generate future cash flows necessary to cover or exceed the carrying value of the Company’s exploration and evaluation asset properties.

(ii) Share-based payments

The Company uses the Black-Scholes option pricing model to determine the fair value of options and warrants in order to calculate share-based payments expense and the fair value of warrants. The Black-Scholes model involves six key inputs to determine fair value of an option or warrant: risk-free interest rate, exercise price, market price at date of issue, expected dividend yield, expected life, and expected volatility. Certain of the inputs are estimates that involve considerable judgment and are or could be affected by significant factors that are out of the Company’s control. The Company is also required to estimate the future forfeiture rate of options based on historical information in its calculation of share-based payments expense.

(iii) Fair value of financial instruments

The Company measures its financial instruments at fair value. Where the fair value of financial assets and financial liabilities recorded in the financial statements cannot be derived from active markets, their fair value is determined using valuation techniques including a convertible note valuation model for the Convertible Debentures. The inputs used in these models are taken from observable markets where possible, but where this is not feasible, a degree of judgment is required in establishing fair values. The judgments include considerations of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions about these factors could affect the reported fair value of financial instruments.

changes in accounting policies

The accounting policies followed by the Company are set out in Note 4 to the Annual Financial Statements and have been consistently followed in the preparation of these financial statements.

Capital Management

The Company manages its capital structure, and makes adjustments to it, based on the funds available to the Company, in order to support the acquisition, exploration and evaluation of assets. The Board does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain the future development of the business.

In the management of capital, the Company considers all components of equity and is dependent on third party financing, whether through debt, equity, or other means. Although the Company has been successful in raising funds to date, there is no assurance that the Company will be successful in obtaining the required financing in the future or that such financing will be available on terms acceptable to the Company.

20

NEXGEN ENERGY LTD. For the three and six months ended June 30, 2020

The properties in which the Company currently has an interest are in the exploration and development stage. As such the Company has historically relied on the equity markets to fund its activities. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it determines that there is sufficient geologic or economic potential and if it has adequate financial resources to do so.

As discussed in the section above entitled “Overall Performance”, the Company completed the 2020 Financing raising gross proceeds of US$30 million in the period ended June 30, 2020. The Company holds sufficient US dollars to make all interest payments due under the Convertible Debentures until maturity.

The Company is not subject to externally imposed capital requirements. There were no changes in the Company’s approach to capital management during the period ended June 30, 2020.

Financial Instruments and Other instruments

The Company’s financial instruments consist of cash and cash equivalents, amounts receivable, accounts payable and accrued liabilities, and convertible debentures. The risks associated with these financial instruments are discussed below.

The fair values of the Company’s cash and cash equivalents, amounts receivable and accounts payable and accrued liabilities approximate their carrying value, due to their short-term maturities or prompt liquidation ability. The Company’s cash and cash equivalents are classified as loans and receivables and are initially recorded at fair value and subsequently at amortized cost with accrued interest recorded in amounts receivable.

The Convertible Debentures are re-measured at fair value at each reporting date with any change in fair value recognized in profit or loss with the exception that under IFRS 9, the change in fair value that is attributable to change in credit risk is presented in other comprehensive income.

The Company’s risk exposure and the impact on its financial instruments are summarized below:

(a) Credit Risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. Financial instruments potentially subject to credit risk are cash and cash equivalents, short-term investments and amounts receivable. The Company holds cash and cash equivalents and short-term investments with large Canadian and Australian banks. Credit risk is concentrated as a significant amount of the Company’s cash and cash equivalents on hand and short-

term investments are held at two financial institutions. Management believes the risk of loss to be remote. The Company’s amounts receivable consists of input tax credits receivable from the Government of Canada and interest accrued on cash equivalents and short-term investments. Accordingly, the Company does not believe it is subject to significant credit risk.

(b) Liquidity Risk

Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet commitments associated with financial instruments. The Company attempts to manage liquidity risk by maintaining sufficient cash and cash equivalent balances. Liquidity requirements are managed based on expected cash flows to ensure that there is sufficient capital to meet short-term obligations. The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at June 30, 2020, NexGen had cash and cash equivalents of $75,801,658 to settle accounts payable and accrued liabilities of $2,735,295

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NEXGEN ENERGY LTD. For the three and six months ended June 30, 2020

(c) Market Risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates and commodity and equity prices.

(i) Interest Rate Risk

Interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company holds its cash and cash equivalents in bank accounts that earn variable interest rates. Due to the short-term nature of these financial instruments, fluctuations in market rates do not have a significant impact on estimated fair values of the Company’s cash and cash equivalent balances as of June 30, 2020. The Company manages interest rate risk by maintaining an investment policy for short-term investments held in cash equivalents. This policy focuses primarily on preservation of capital and liquidity. The Company monitors its investments and is satisfied with the credit rating of its banks. The Convertible Debentures, in an aggregate principal amount of US$135 million, carry a fixed interest rate of 7.5% and hence, are not subject to interest rate fluctuations.

(ii) Foreign Currency Risk

The functional currency of the Company and its subsidiaries is the Canadian dollar. The Company is affected by currency transaction risk and currency translation risk. Consequently, fluctuations of the Canadian dollar in relation to other currencies impact the fair value of financial assets, liabilities and operating results.

Financial assets and liabilities subject to currency translation risk primarily include Australian and US dollar denominated cash and US dollar accounts payable and accrued liabilities. The Company maintains a Canadian and US dollar bank accounts in Canada.

The Company is exposed to foreign exchange risk on its US dollar denominated Convertible Debentures. At maturity the US$135 million principal amount of the Convertible Debentures is due in full, and prior to then at a premium upon the occurrence of certain events, including a change of control. The Company holds sufficient US dollars to make all interest payments due under the Convertible Debentures until maturity but not to pay the entire principal amount. Accordingly, the Company is subject to risks associated with fluctuations in the Canadian/US dollar exchange rate that may make the Convertible Debentures more costly to repay.

(iii) Price Risk

The Company is exposed to price risk with respect to commodity and equity prices. Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market. Accordingly, significant movements in the Company’s share price may affect the valuation of the Convertible Debentures which may adversely impact its earnings.

Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatility. Future declines in commodity prices may impact the valuation of long-lived assets. The Company closely monitors the price of uranium, individual equity movements, and the stock market to determine the appropriate course of action, if any, to be taken by the Company.

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NEXGEN ENERGY LTD. For the three and six months ended June 30, 2020

Sensitivity Analysis

As at June 30, 2020, the Company’s US dollar net financial liabilities were US$101,064,258. Thus a 10% change in the Canadian dollar versus the US dollar exchange rates would give rise to a $13,773,843 change in loss and comprehensive loss.

The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

INTERNAL CONTROL OVER FINANCIAL REPORT (ICFR)

The Company’s management is responsible for designing and maintaining an adequate system of internal controls over financial reporting as required under National Instrument 52-109 – Certificate of Disclosure in Issuers’ Annual and Interim Filings. The Company’s internal controls over financial reporting are based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsorship Organizations of the Treadway Commission (COSO).

Any internal control system, no matter how well designed, has inherent limitations. Therefore, internal control can only provide reasonable assurance with respect to financial statement preparation and presentation.

There have not been any changes in the Company’s internal control over financial reporting during the Company’s more recently completed fiscal quarter that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

RISK FACTORS

The operations of the Company are speculative due to the high-risk nature of its business which is the exploration of mining properties. For a comprehensive list of the risks and uncertainties facing the Company, please see “Risk Factors” in the Company’s most recent annual information form and above under “Industry and Economic Factors that May Affect the Business”. These are not the only risks and uncertainties that NexGen faces. Additional risks and uncertainties not presently known to the Company or that the Company currently considers immaterial may also impair its business operations. These risk factors could materially affect the Company's future operating results and could cause actual events to differ materially from those described in forward-looking statements relating to the Company.

In March 2020, the World Health Organization declared a global pandemic known as COVID-19 and governments around the world enacted measures to combat the spread of the virus. The duration and impact of COVID-19 outbreak is not known at this time but the risk may include, but are not limited to, delays in the previously disclosed timelines and activity levels associated with the Company’s feasibility study and environmental assessment and the ability to raise funds through debt and equity markets.

Negative Operating Cash Flow and Dependence on Third Party Financing

The Company has no source of operating cash flow and there can be no assurance that the Company will ever achieve profitability. Accordingly, the Company is dependent on third party financing to continue exploration activities on the Company’s properties, maintain capacity and satisfy contractual obligations. Accordingly, the amount and timing of expenditures depends on the Company’s cash reserves and access to third party financing. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of the Corporation’s properties, including the Rook I Project, or require the Company to sell one or more of its properties (or an interest therein). In particular, there can be no assurance that the Company will have achieved profitability prior to the maturity date and may be required to finance the repayment of all or a part of the principal amount of the Convertible Debentures. Failure to repay the Convertible Debentures in accordance with the terms thereof would have a material adverse effect on the Company’s financial position.

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NEXGEN ENERGY LTD. For the three and six months ended June 30, 2020

Uncertainty of Additional Financing

As stated above, the Company is dependent on third party financing, whether through debt, equity, or other means. Although the Company has been successful in raising funds to date, there is no assurance that the Company will be successful in obtaining required financing in the future or that such financing will be available on terms acceptable to the Company. The Company’s access to third party financing depends on a number factors including the price of uranium, the results of ongoing exploration, the results of the FS and any other economic or other analysis, the Company’s obligations under the Convertible Debentures, a claim against the Company, a significant event disrupting the Company’s business or uranium industry generally, or other factors may make it difficult or impossible to obtain financing through debt, equity, or other means on favourable terms, or at all. As previously stated, failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of the Company’s properties, including the Rook I Project, or require the Company to sell one or more of its properties (or an interest therein).

The Price of Uranium Price and Alternate Sources of Energy

The price of uranium is at historically low levels and the price of the Company’s securities is highly sensitive to fluctuations in the price of uranium. Historically, the fluctuations in these prices have been, and are expected to continue to be, affected by numerous factors beyond the Company’s control. Such factors include, among others: demand for nuclear power; political and economic conditions in uranium producing and consuming countries; public and political response to a nuclear accident; improvements in nuclear reactor efficiencies; reprocessing of used reactor fuel and the re-enrichment of depleted uranium tails; sales of excess inventories by governments and industry participants; and production levels and production costs in key uranium producing countries.

In addition, nuclear energy competes with other sources of energy like oil, natural gas, coal and hydro-electricity. These sources are somewhat interchangeable with nuclear energy, particularly over the longer term. If lower prices of oil, natural gas, coal and hydro-electricity are sustained over time, it may result in lower demand for uranium concentrates and uranium conversion services, which, among other things, could lead to lower uranium prices. Growth of the uranium and nuclear power industry will also depend on continuing and growing public support for nuclear technology to generate electricity. Unique political, technological and environmental factors affect the nuclear industry, exposing it to the risk of public opinion, which could have a negative effect on the demand for nuclear power and increase the regulation of the nuclear power industry. An accident at a nuclear reactor anywhere in the world could affect acceptance of nuclear energy and the future prospects for nuclear generation.

All of the above factors could have a material and adverse effect on the Company’s ability to obtain the required financing in the future or to obtain such financing on terms acceptable to the Company, resulting in material and adverse effects on its exploration and development programs, cash flow and financial condition.

Exploration Risks

Exploration for mineral resources involves a high degree of risk and few properties that are explored are ultimately developed into producing mines. The risks and uncertainties inherent in exploration activities include but are not limited to: general economic, market and business conditions, the regulatory process and actions, failure to obtain necessary permits and approvals, technical issues, new legislation, competitive and general economic factors and conditions, the uncertainties resulting from potential delays or changes in plans, the occurrence of unexpected events and management’s capacity to execute and implement its future plans. There is also no assurance that even if commercial quantities of ore are discovered that it will be developed and brought into commercial production. The commercial viability of a mineral deposit once discovered is also dependent upon a number of factors, most of which factors are beyond the control of the Corporation and may result in the Corporation not receiving adequate return on investment capital.

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NEXGEN ENERGY LTD. For the three and six months ended June 30, 2020

Uninsurable Risks

Mining operations generally involve a high degree of risk. Exploration, development and production operations on mineral properties involve numerous risks, including but not limited to unexpected or unusual geological operating conditions, seismic activity, rock bursts, cave-ins, fires, floods, landslides, earthquakes and other environmental occurrences, and political and social instability, any of which could result in damage to, or destruction of life or property, environmental damage and possible legal liability. Although the Company believes that appropriate precautions to mitigate these risks are being taken, operations are subject to hazards such as equipment failure or failure of structures, which may result in environmental pollution and consequent liability. It is not always possible to obtain insurance against all such risks and the Company may decide not to insure against certain risks because of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate the Company's future profitability and result in increasing costs and a decline in the value of the Common Shares. While the Company may obtain insurance against certain risks in such amounts as it considers adequate, the nature of these risks is such that liabilities could exceed policy limits or be excluded from coverage. The potential costs that could be associated with any liabilities not covered by insurance or in excess of insurance coverage may cause substantial delays and require significant capital outlays, thereby adversely affecting the Company's business and financial condition.

Reliance upon Key Management and Other Personnel

The Company relies on the specialized skills of management in the areas of mineral exploration, geology and business negotiations and management. The loss of any of these individuals could have an adverse effect on the Company. The Company does not currently maintain key-man life insurance on any of its key employees. In addition, as the Company’s business activity continues to grow, it will require additional key financial, administrative and qualified technical personnel. Although the Company believes that it will be successful in attracting, retaining and training qualified personnel, there can be no assurance of such success. If it is not successful in attracting, retaining and training qualified personnel, the efficiency of the Company’s business could be affected, which could have an adverse impact on its future cash flows, earnings, results of operation and financial condition.

Imprecision of Mineral Resource Estimates

Mineral resource figures are estimates, and no assurances can be given that the estimated levels of uranium will be produced. Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. While the Company believes that its mineral resource estimate is well established and reflects management’s best estimates, by their nature, mineral resource estimates are imprecise and depend, to a certain extent, upon statistical inferences which may ultimately prove unreliable. Should the Company encounter mineralization or formations different from those predicted by past sampling and drilling, resource estimates may have to be adjusted.

These are not the only risks and uncertainties that NexGen faces. Additional risks and uncertainties not presently known to the Company or that the Company currently considers immaterial may also impair its business operations. These risk factors could materially affect the Company’s future operating results and could cause actual events to differ materially from those described in forward-looking statements relating to the Company.

SEGMENT INFORMATION

The Company operates in one reportable segment, being the acquisition, exploration and development of uranium properties. All of the Company’s non-current assets are located in Canada.

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NEXGEN ENERGY LTD. For the three and six months ended June 30, 2020

NOTE REGARDING FORWARD-LOOKING INFORMATION

This MD&A contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward-looking information and statements include, but are not limited to, statements with respect to planned exploration and development activities, the future interpretation of geological information, the cost and results of exploration and development activities, future financings, the future price of uranium and requirements for additional capital.

Generally, but not always, forward-looking information and statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation thereof.

Forward-looking information and statements are based on the then current expectations, beliefs, assumptions, estimates and forecasts about NexGen’s business and the industry and markets in which it operates. Forward-looking information and statements are made based upon numerous assumptions, including among others, that the proposed transaction will be completed, the results of planned exploration and development activities are as anticipated, the price of uranium, the cost of planned exploration and development activities, that financing will be available if and when needed and on reasonable terms, that third party contractors, equipment, supplies and governmental and other approvals required to conduct NexGen’s planned exploration and development activities will be available on reasonable terms and in a timely manner and that general business and economic conditions will not change in a material adverse manner. Although the assumptions made by the Company in providing forward looking information or making forward looking statements are considered reasonable by management at the time, there can be no assurance that such assumptions will prove to be accurate.

Forward-looking information and statements also involve known and unknown risks and uncertainties and other factors, which may cause actual results, performances and achievements of NexGen to differ materially from any projections of results, performances and achievements of NexGen expressed or implied by such forward-looking information or statements, including, among others, negative operating cash flow and dependence on third party financing, uncertainty of the availability of additional financing, the risk that pending assay results will not confirm previously announced preliminary results, imprecision of mineral resource estimates, the appeal of alternate sources of energy and sustained low uranium prices, aboriginal title and consultation issues, exploration and development risks, reliance upon key management and other personnel, deficiencies in the Company’s title to its properties, uninsurable risks, failure to manage conflicts of interest, failure to obtain or maintain required permits and licenses, changes in laws, regulations and policy, competition for resources and financing and other factors discussed or referred to in the Company’s Annual Information Form dated March 11, 2020 under “Risk Factors”.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information or implied by forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended.

There can be no assurance that forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information. The forward-looking information and statements contained in this MD&A are made as of the date of this MD&A and, accordingly, are subject to change after such date. The Company undertakes no obligation to update or reissue forward-looking information as a result of new information or events except as required by applicable securities laws.

Approval

The Audit Committee and the Board of NexGen have approved the disclosure contained in this MD&A. A copy of this MD&A will be provided to anyone who requests it and can be located, along with additional information, on the Company’s profile SEDAR website at www.sedar.com or by contacting the Corporate Secretary, located at Suite 3150, 1021 West Hastings Street, Vancouver, BC V6E 0C3 or at (604) 428-4112.

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